Exhibit 99.1

Entrée Resources Announces the Sale of its Royalty on the Cañariaco Copper Project

VANCOUVER, June 8, 2018 /CNW/ - Entrée Resources Ltd. (TSX:ETG; NYSE American:EGI – the "Company" or "Entrée") is pleased to announce it has sold its 0.5% net smelter returns royalty (the "Royalty") on Candente Copper Corp.'s Cañariaco Copper Project in Northern Peru to Anglo Pacific Group PLC (LSE: APF; TSX: APY – "Anglo Pacific").

Under the agreement with Anglo Pacific (the "Agreement"), Entrée transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly hold the Royalty to Anglo Pacific for consideration of US$1 million, payable by the issuance of 478,951 Anglo Pacific shares at the Anglo Pacific 30-day volume weighted average price of 156.6079 GBP per share as of June 5, 2018 (the "Share Consideration"). Entrée has agreed to hold the Share Consideration for a period of at least 90 days following closing.

In addition, Entrée retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the Royalty as follows:

•	20% of any royalty payment received for any calendar quarter up to and including the quarter ending December 31, 2029;
•	15% of any royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and
•	10% of any royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

Stephen Scott, President and CEO of Entrée comments, "We are very pleased to enter into this agreement with Anglo Pacific. In addition to making a 100% gain on its initial US$500,000 investment, Entrée also retains long-term exposure to a potential royalty income stream from the Cañariaco Copper Project, when and if it is developed.  In addition to potential appreciation on the Share Consideration and potential royalty income, Anglo Pacific has a continuing policy of paying a substantial portion of its income from royalties and streams to shareholders as dividends. We look forward to that dividend income as a future source of cash.  The sale of Entrée's respective subsidiaries that hold the Royalty to Anglo Pacific will further reduce Entrée's annual cash burn rate, better positioning the Company as it moves towards first development production from the Entrée/Oyu Tolgoi joint venture property in Mongolia."

ABOUT ANGLO PACIFIC GROUP PLC
Anglo Pacific Group PLC is a global natural resources royalty and streaming company. Anglo Pacific's strategy is to develop a leading international diversified royalty and streaming company with a portfolio centred on base metals and bulk materials, focusing on accelerating income growth through acquiring royalties and streams on projects that are currently cash flow generating or are expected to be within the next 24 months, as well as investment in earlier stage projects. It is a continuing policy of Anglo Pacific to pay a substantial portion of these royalty and stream revenues to shareholders as dividends. More information about Anglo Pacific can be found at www.anglopacificgroup.com.

ABOUT ENTRÉE RESOURCES LTD.
Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% carried participating interest in the Entrée/Oyu Tolgoi joint venture, with a 30% interest in all mineralization identified above 560 metres elevation on the Entrée/Oyu Tolgoi joint venture property. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 14%, 9% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; sources and uses of funds; the value and potential value of assets and the ability of Entrée to maximize returns to shareholders; construction and continued development of the Oyu Tolgoi underground mine; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which Entrée will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows and the status of Entrée's relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC ("OTLLC"), Rio Tinto and Turquoise Hill Resources on the Entrée/Oyu Tolgoi joint venture and the continued development of the Entrée/Oyu Tolgoi joint venture property. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for the Oyu Tolgoi underground mine (or the availability of financing for OTLLC to construct such a source); the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; the size, grade and continuity of deposits not being interpreted correctly from exploration results; the results of preliminary test work not being indicative of the results of future test work; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill Resources and OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; geotechnical or hydrogeological considerations during mining being different from what was assumed; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social license to operate; and misjudgments in the course of preparing forward-looking statements.

In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licenses or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2017, dated March 8, 2018 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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SOURCE Entrée Resources

View original content: http://www.newswire.ca/en/releases/archive/June2018/08/c4483.html

%CIK: 0001271554

For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 09:00e 08-JUN-18